

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2011

Via Facsimile
Mr. Jeffrey D. Howes
President
AMHN, Inc.
10611 N. Hayden Rd., Suite D106
Scottsdale, AZ 85260

> **Re:** **AMHN, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 28, 2011**
> **File No. 0-16731**

Dear Mr. Howes:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the reverse stock split is a requirement to the consummation of the agreement and plan of merger with VitaMedMD. We also note that you are increasing your authorized common stock capital so that you can issue shares to complete your merger with VitaMedMD. Revise you filing to furnish the information required pursuant to Items 11, 13 and 14 of Schedule 14A pursuant to Item 1 of Schedule 14C. Please see Note A to Schedule 14A.

2. Please disclose in tabular format the following information, reflecting numbers both before and after the reverse split and the increase in authorized shares:
    - the number of shares of common stock authorized;

- the number of shares of common stock issued or reserved for issuance;
- the number of shares of common stock authorized but not issued or reserved for issuance.

Please also include the number of shares of common stock to be issued or reserved for issuance pursuant to the merger with VitaMedMD.

Forward-Looking Statements

3.   Please remove the reference to the safe harbors of Section 27A of the Securities Act and Section 21E of the Exchange Act. These safe harbors are not applicable to issuers of penny stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-6311 with any questions.

Sincerely,

/s/H. Roger Schwall for

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile
         Joel Schneider